July 16, 2019

United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4631
Washington, DC 20549-4631

Re:	Your Letter Dated July 2, 2019 Regarding
Jacobs Engineering Group Inc. (File No. 1-7463)
Form 10-K for the Fiscal Year Ended September 28, 2018
Filed November 21, 2018
Dear Mr. Greene:
Thank you for your letter of July 2 with respect to the Form 10-K for the fiscal year ended September 28, 2018 (the “Form 10-K”) filed by Jacobs Engineering Group Inc. (the “Company”, “we” or “our”) on November 21, 2018. We appreciate the opportunity to address the Staff’s comment, and respectfully provide the following response. For ease of reference, the heading and numbered paragraph below corresponds to the heading and numbered comment in your letter. The Staff’s comment is presented first in italicized text with our response immediately following.
2. Significant Accounting Policies
Contractual Guarantees, Litigation, Investigations and Insurance, page F-13

1.
You indicate in your response to prior comment one from our letter dated May 1, 2019 that the maximum potential amount of future payments the Company could be required to make under outstanding performance guarantees related to joint venture projects generally represents the remaining cost of work to be performed by or on behalf of third parties under the related contracts. Please quantify this amount or disclose the reasons why you cannot estimate this amount. Refer to ASC 460-10-50-4b.

RESPONSE:
In our previous response letter dated June 12, 2019, we had indicated to the Staff that we would provide additional disclosure language regarding the nature of the Company’s estimated maximum potential amount of future payments under performance guarantees related to our joint ventures, as shown below:
“The maximum potential amount of future payments that the Company could be required to make under outstanding performance guarantees related to joint venture projects generally represents the remaining cost of work to be performed by or on behalf of third parties under the related contracts.”

After further consideration and analysis, we believe the amount is not reasonably estimable. While it remains generally true that the amount represents the remaining cost of work to be performed by or on behalf of third parties under the relevant contract, a number of factors make the estimation of that cost of work impracticable. The Company has greater than 150 joint ventures at any given time, in various stages of completion and each arrangement is inherently unique. In the event a joint venture partner of the Company were to default with respect to its obligations under the relevant contract, the Company could seek to perform the work itself or to secure a substitute service provider. A substantial majority of the joint ventures' arrangements with customers are cost reimbursable in nature, so additional work required to be performed on behalf of joint venture partners would in many cases be recovered through customer billings. This creates further uncertainty in estimating the maximum

Jacobs Engineering Group Inc. 1999 Bryan Street, Suite 1200 Dallas, TX 75201 (214) 583-8500	Jacobs Engineering Group Inc.

United States Securities and Exchange Commission
July 16, 2019

payment amounts the Company would be exposed to as a result of the performance guarantees. In either case, the cost to complete the contract would depend on, among other things:

•	the relative availability or scarcity of resources at the time, the nature of those resources and related procurement and ramp-up costs;

•	the likely delay in performance caused by the default, the length of that delay and any related contractual penalties or similar contractual remedies;

•	the location of the customer or the subject matter of the relevant contract and the application of foreign law or legal principles to the remedies available under the contract with the customer; and

•	the terms and conditions of the relevant contract including any contractual limitations on the guarantee.
Regarding the last point, while certain of the Company’s guarantees contain contractual ceilings on the Company's liability, those ceilings may not be applicable depending on, among other things, the nature of the event triggering the liability or the nature of the alleged damages to the customer. In light of all the above, the Company believes any disclosure of maximum potential amount would not be meaningful and would be potentially misleading.
In addition, for certain of the Company’s joint ventures, the Company and/or the joint venture have delivered a letter of credit or a surety bond in favor of the joint venture’s client. The aggregate amount of the Company’s outstanding letters of credit and surety bonds, including with respect to joint ventures, is disclosed on page F-42 (Note 14 - Commitments and Contingencies and Derivative Financial Instruments) of the Form 10-K and on page 32 (Note 18 - Commitments and Contingencies) of our most recent Form 10-Q for the fiscal quarter ended March 29, 2019. Although such letters of credit and surety bonds may be used to satisfy a portion of the Company’s liabilities in connection with the joint venture, the Company does not believe the amount of such letters of credit and surety bonds approximate the maximum liability of the Company under its performance guarantees for such joint ventures.
Therefore, the Company will clarify its disclosures in future filings to indicate that the Company is unable to estimate the maximum potential amount and provide a brief description of the reasons it is unable to do so.
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We hope this response has addressed the Staff’s comment. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.
Very truly yours,
JACOBS ENGINEERING GROUP INC.

By:	/s/ Kevin C. Berryman
Kevin C. Berryman
Chief Financial Officer

Jacobs Engineering Group Inc.